March 21, 2011

Mr. John Woody
Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          TC Power Management Corp. (the “Registrant”)
Form 10-K for the Fiscal Year Ended August 31, 2010, Filed
November 29, 2010 (the “10-K”)
Form 8-K Filed January 13, 2011 (the “8-K”)
File No. 000-53232

Dear Mr. Woody:

We have received your letter dated February 10, 2011 providing comments to the Form 10-K and the Form 8-K.  In addition to providing you with this letter, the Registrant is simultaneously filing Amendment No. 1 on Form 10-K (the “Amended 10-K”) to the 10-K and Amendment No. 1 on Form 8-K (the “Amended 8-K”) to the 8-K.

We have set forth below in italics the comments in your letter of February 10, 2011 followed by our responses to each comment.

Form 10-K for the fiscal year ended August 31, 2010

Exhibits 31.1 and 31.2

1.  We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-15(a). Specifically, we note you have omitted the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13-a15(f) and 215d-15(f)” from the introductory section of paragraph 4. Please amend your certifications to comply with the Exchange Act Rules.

RESPONSE:  The Amended 10-K contains the correct certifications.

Axiom 8-K filed January 13, 2011

Axiom Minerals de Mexico S.A. de C.V. Financial Statements

General

2.  Please update your financial statements for the financial period ended November 30, 2010.

RESPONSE:  The Amended 8-K contains the interim financial statement for the Registrant for the financial period ended November 30, 2011.

Notes to the financial statements

1.  Organization and Nature of Business, page F-6

3.  Please revise your filing to disclose your fiscal year end.

RESPONSE:  The Amended 8-K reflects that the fiscal year end of Axiom Minerals de Mexico S.A. de C.V. (“Axiom Mexico”) is August, 31, the same as that of its parent company, TC Power Management Corp.

Pro Forma Financial Information

Introduction to Unaudited Pro Forma Combined Financial Statements, page F-14

4.           Please clarify for us the accounting form of the transaction.  Your response should include, but not be limited to, a discussion of the following (a) who is the accounting acquirer and how you determined the accounting acquirer and (b) if the transaction is a recapitalization, a reverse acquisition or a basic business combination, and how you made this determination.  Within your response, please reference the authoritative accounting literature management relied upon.  In addition, please revise your filing to clarify the accounting form of the transaction.

Under the guidance of FASB Codification Topic 805 “Business Combinations”, we accounted for the transaction as a basic business combination with TC Power Management Corp. (“TC Power”) as the acquirer of Axiom Mexico as of the acquisition date.  We determined TC Power to be the acquirer based on the following factors: TC Power acquired 100% of the outstanding shares of Axiom Mexico; the former stockholders of Axiom Mexico do not maintain a controlling interest in TC Power; the management of TC Power was not replaced by the management of Axiom Mexico; the business of TC Power, although now the same as that of the business of Axiom Mexico, was changed prior to the acquisition and was not contingent on the successful completion the acquisition of Axiom Mexico.

We have revised the “Introduction to Unaudited Pro Forma Combined Financial Statements” contained in Item 9.01(b) to reflect that we accounted for the acquisition as a basic business combination with the Company as the acquirer of Axiom Mexico.

Pro Forma Combined Balance Sheet, page F-15

5.           Please address the following with respect to your adjustment to your Pro Forma Combined Balance Sheet:

● Please tell us how you determined it was appropriate to record an adjustment for the fair value of the 2,000,000 shares issued for the acquisition.  Within your response, please tell us the accounting literature management relied upon.

● We note your disclosure on page 19, please tell us how you determined that the 2,000,000 shares issued were valued at $0.25.  Within your response, please tell us how you considered the closing price stock of your stock on 1/13/11, which appears to be $0.50 and how you considered the private transaction where Gordon Douglas sold his 20,000,000 shares for $500.

We accounted for the adjustment for the fair value of the 2,000,000 shares issued for the acquisition under the guidance in FASB Codification Topics 805-20 and 805-30. We determined the fair value of the shares to be $0.25 for the pro forma adjustment based on the average of the closing price of the stock on the date of acquisition and the price of the stock sold in the private transaction with Gordon Douglas, which approximates $0.25. In addition, we considered a proposed plan for obtaining private equity financing, which is currently transpiring, which offered shares for sale at $0.25. Under the aforementioned guidance we measured goodwill as the excess of the fair value of the consideration given over the net of the acquisition date amounts of the identifiable asset acquired and the liabilities assumed. Simultaneously at the time of measurement we determined that the goodwill was impaired in total and recognized the full amount as an impairment loss.

6.           We note your adjustment b to your Pro Forma Combined Balance Sheet; specifically, we note that you have incurred $45,000 of debt.  Please revise your filing to disclose the terms of the related party loan payable.  To the extent you will incur interest expense on this loan, please tell us how you determined it was not necessary to record an adjustment to your Pro Forma Combined Statement of Operations for this interest expense.  Further, if actual interest rates can vary, then the effect on income of a 1/8 percent variance in interest rates should be disclosed.

There are currently no terms for repayment of the related party loan payable and the loan is non-interest bearing. The loans are expected to be paid with funds obtained through current equity financing. Due to the short-term nature of the debt, we believe it is recorded at fair value.

The Amended 8-K has been revised to reflect that the loan has no terms for repayment and bears no interest.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff  of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact Tim Dockery at (212) 588-0022.

Sincerely,

TC Power Management Corp.

/s/ John Larson

cc:           Jennifer Monick, Attorney Advisor